UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 23, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

EARNINGS RELEASE

4TH QTR 2021

TIMB
LISTED
NYSE

TIMS
B3 LISTED NM
ISE B3

TIM

2021 Fourth Quarter Results (Including the effects of IFRS 9, 15 and 16)

Focus on Value, transforming the customer base profile

•	Mobile ARPU grew by 5.9% YoY in 2021, reaching R$ 26.4 (in 4Q21, it reached R$ 27.7, +2.6% YoY);
•	Postpaid reached nearly 59% of the service revenue;
•	Net additions totaled 452k new clients in 4Q21. In the year, this indicator was 633k clients;
•	TIM Live’s UBB customer base was up by 6.1% YoY, totaling 685k connections;

•      Penetration of high-value offers (>100Mbps) on TIM Live’s base reached 62%.

Continued infrastructure evolution aiming innovation and the development of new possibilities

•	Leadership in 4G coverage, reaching 4,715 cities, also focused on expanding the 700 MHz frequency, which now covers 3,975 cities;
•	Expanded the 4.5G coverage to 1,712 cities by the end of December;
•	Participation in the 4G and 5G auction of frequencies acquiring 3.5 GHz, 2.3 GHz and 26 GHz lots;
•	Elected the telco with the best “video and video calling experience” and with the most available 4G coverage by OpenSignal[1], in partnership with Anatel;
•	Expanded the FTTH coverage with nearly 4.2 million homes passed.

Consistent progress on Revenue and EBITDA throughout the year, reinforcing the recovery trend vs. 2020

•	Solid 4.0% YoY growth in Total Services Revenue in 4Q21, ending 2021 up by 5.0% vs. 2020;
•	Continuous advance in Mobile Services Revenue, up by 3.8% YoY in the quarter and by 4.7% YoY in 2021 vs. 2020;
•	Postpaid Revenue with a consistent 3.7% growth YoY in 4Q21, reaching +5.4% YoY over 2020;
•	Customer Platform Revenue totaled around R$ 37 million in 4Q21, totaling R$ 119 million throughout the year;
•	Normalized EBITDA reached R$ 2.4 billion in the quarter, up by 2.9% YoY, totaling R$ 8.7 billion in 2021, +4.4% YoY;
•	Normalized EBITDA Margin reached 51.0% in 4Q21, ending the year at 48.4%;
•	In the year, Normalized Operating Cash Flow totaled R$ 6.1 billion, up by R$ 1.5 billion YoY.

*EBITDA normalized according to the items in the Costs section (-R$ 743.1 million in 4Q21, +R$ 7.7 million in 3Q21, +R$ 13.7 million in 2Q21 and +R$ 2.6 million in 1Q20). Net Income normalized by: impact from deferred and current taxes over the revenue generated through the I-Systems transaction (+R$ 509.2 million in 4Q21), tax credit and other effects (-R$ 13.3 million in 4Q21, -R$ 526.8 million in 3Q21 and -R$ 4.6 million in 2Q21). Normalized Capex excludes the impacts related to the acquisition of the frequency auction licenses (R$ 3,585 million in 4Q21).

Earnings Conference Call:
February 24, 2022 at:
10 a.m. Brasília time / 8 a.m. (US EST)

Webcast in English:	Webcast in Portuguese:
Available via webcast. Click here.	Simultaneous translation from English to Portuguese available via webcast. Click here.

[1] Article published by Telesíntese (December 15, 2021).

2

Financial Performance (Including the effects of IFRS 9, 15 and 16)

OPERATING REVENUE

*The Customer Platform includes revenues from new initiatives, such as Financial Services, Educational Services, and Mobile Advertising. Reallocated taxes between Client Generated Revenue and Customer Platform lines, impacting these items since the beginning of 2021.

Total Net Revenue totaled R$ 4,799 million in 4Q21, up by 2.6% YoY, thus confirming TIM's resilience despite the still unfavorable macroeconomic scenario. This performance was driven by: (i) Mobile Postpaid performance; (ii) Customer Platform Revenue; and (iii) TIM Live growth.

Total Net Revenue reached R$ 18,058 in the year, compared to R$ 17,268 in 2020, up by 4.6% YoY, driven by the same factors highlighted for 4Q21.

Net Service Revenues grew by 4.0% YoY in the quarter and 5.0% YoY in 12 months, driven by the levers described above, which led the service components to perform positively.

Net Service Revenues Breakdown
(R$ mln)
+5.0%
16,665
493
105
142
93
17,497
Mobile +4.7%
+8.8%
2020
Client Generated
Customer Platform
ITX and Others
Fixed
2021

On the other hand, Net Product Revenues fell by 24.3% YoY in 4Q21 and 6.9% YoY in 2021. This item was affected by a more challenging macroeconomic scenario in the year and supply issues on some equipment during the third quarter.

Breakdown of Mobile Segment (net of taxes and deductions):

Mobile Service Revenue (MSR) totaled R$ 4,323 million, a 3.8% growth compared to the same period last year. This result is mainly explained by the Mobile ARPU (Average Monthly Revenue Per User) dynamics, up by 2.6% YoY and reaching R$ 27.7, reflecting the Company’s strategy to monetize its customer base through two pillars: (i) offer differentiation; and (ii) migration of the customer base to higher-value plans. Year-to-date, MSR continued its consistent evolution, +4.7% YoY, while 2021 ARPU expanded 5.9% to reach R$ 26.4.

3

Breaking down the performance of each mobile segment in the fourth quarter:

(i)	In Prepaid, we saw a deceleration in the second half of the year, reflecting the worsening of the macroeconomic indicators and the end of the government’s emergency aid in October, which put more pressure on the segment, reversing the growth trend of the first half. In 4Q21, the segment’s revenue fell by 3.7% YoY and 1.9% YoY in the 12 months. The Company continues to focus on unique offers and more efficient base management, which contributed to the higher Prepaid ARPU[2] in 2021 – up by 2.5% vs. 2020;
(ii)	Revenue from Postpaid Customers grew by 3.7% YoY in the quarter, closing the year up by 5.4% YoY vs. 2020. Human Postpaid[3] (ex-M2M) ARPU in 2021 grew by 1.7% vs. 2020. This performance is due to the Company’s focus on the value approach, with emphasis on efficient management of the customer base, churn reduction and evolution of the offers portfolio with specific benefits for each segment. In addition, it is worth noting that, in this quarter, the Company had higher sales in the Control and Pure Postpaid plans, boosted by the end-of-year campaigns, Black Friday and Christmas, despite the challenges from a less intense commercial activity in the country.

Interconnection Revenue (ITX) was nearly stable YoY, reaching R$ 135 million in 4Q21. MTR’s effect on Net Service Revenues reached 2.3% in the quarter. This line grew by 0.9% YoY in the year, mainly due to the higher MTR (Mobile Termination Rate) at the beginning of the year.

Customer Platform Revenue totaled R$ 37 million in 4Q21, composed by R$ 27 million from Financial Services, R$ 10 million from Mobile Advertising and R$ 225k from Educational Services, the latter still in early stages. Year-to-date, Customer Platform Revenue totaled R$ 119 million, with R$ 83 million from Financial Services, R$ 36 million from Mobile Advertising and R$ 342k from Educational Services.

Other Revenues grew by 35.2% YoY in 4Q21, mainly due to the higher revenue from network sharing and swap contracts. In the year, this line grew by 19.1% YoY due to the same reasons above. It should be noted that the capacity exchange and sharing are key for the Company’s strategy to expand the fiber optic transport infrastructure (backbone and backhaul), allocating resources (Capex and Opex) more efficiently.

[2] Prepaid ARPU excludes Other Mobile Revenues and Customer Platform.

[3] Human Postpaid ARPU excludes Other Mobile Revenues and Customer Platform.

4

Breakdown of Fixed Segment (net of taxes and deductions):

Fixed Service Revenue totaled R$ 296 million this quarter, up by 7.1% over 4Q20. TIM Live remains the main driver, growing 9.4% YoY in the period, representing over 63% of the fixed service revenue. Other fixed segment services recovered and grew by 3.3% YoY.

In 2021, Fixed Service Revenue totaled R$ 1,147 million, up by 8.8% YoY, with TIM Live revenues as the main driver for this performance and up by 14.7% YoY.

The slowdown in TIM Live’s performance in the second half is explained by a combination of: (i) higher focus on preparing the creation of I-Systems (former FiberCo) and consequent split of assets, which caused a slowdown in the entry on new markets; (ii) an increase in competition in some specific areas of operation; and (iii) a lower performance in areas where TIM still operates with FTTC. The expectation is that, in 2022, TIM Live will return to entry new locations with FTTH, increasing furthermore the share of this technology in the Fixed Service Revenue.

5

OPERATING COSTS AND EXPENSES

* Operating Costs normalized by: sale of the control over the investment in the company I-Systems (-R$ 782.2 million in 4Q21), specialized legal and administrative services (+R$ 34.8 million in 4Q21, +R$ 7.7 million in 3Q21 and +R$ 13.7 million in 2Q21), expenses with consulting firm for the project of acquisition of Oi mobile assets (+R$ 4.3 million in 4Q21) and adjustments to the sale-leaseback agreement of the towers (+R$ 2.6 million in 1Q20).

Reported Operating Costs and Expenses totaled R$ 1,607 million in 4Q21 (-30.9% YoY). In the quarter, this line was affected by the following non-recurring items: (i) positive net effect totaling R$ 782.2 million, from the sale of the control over the investment in the company I-Systems; (ii) expenses with specialized administrative and legal services, totaling R$ 34.8 million, associated to the acquisition/restructuring projects of Oi’s and I-Systems’ assets; and (iii) non-recurring expenses with consulting firm for the project of acquisition of Oi mobile assets totaling R$ 4.3 million. In the year, this line totaled R$ 8,599 million (-3.7% YoY), also impacted by non-recurring expenses related to administrative and legal services similar to the above-mentioned ones (+R$ 7.7 million in 3Q21 and +R$ 13.7 million in 2Q21).

Breakdown of Normalized Costs and Expenses Performance:

Personnel Costs grew by 19.6% YoY in 4Q21. This performance was affected by: (i) readjustments on on wages, bonuses and incentives at a level close to annual inflation; (ii) higher provision related to employees’ bonuses; and (iii) unfavorable comparative base due to the recovery of expenses on social security proceedings in 4Q20. In the 2021 result, the line grew by 12.2% YoY, also affected by the factors above and, partially, by an atypical YoY comparison vs. 2Q20, due to lower expenses with commercial personnel as a consequence to the closing of physical sales channels during the pandemic.

Commercialization and Advertising fell by 1.1% YoY in the quarter, affected by the net result from: (i) higher advertising expenses, with end-of-year campaigns and sales commissions due to the addition of new customers and a better intra-segment migration mix; (ii) partially offset by lower Fistel expenses and lower costs related to the management of the customer base (billing, collection and caring) thanks to Company’s continued advance on the digitalization process. This line grew by 4.1% YoY in the year, mainly affected by the return of more frequent advertising campaigns and higher expenses with sales commissions.

6

Network and Interconnection[4] grew by 4.8% YoY in 4Q21, affected by the net effect from: (i) higher expenses with the interconnection subgroup (ITX) explained by a higher mobile termination rate (MTR) since February 2021 and due to the higher currency exchange rate impact on roaming and international long distance (“LDI”) services; (ii) lower expenses related to network maintenance and infrastructure sharing contracts in the period; and (iii) the start of the expenses related to the leasing of fiber optic secondary network from the newly created I-Systems[5]. In the 2021 result, Network and Interconnection grew by 7.0%, mainly due to the above-mentioned increase in the MTR rate and higher costs with infrastructure contracts and content providers.

Normalized General and Administrative (G&A)[6] expenses were up by 22.6% YoY in the quarter. This increase is mainly explained by: (i) higher expenses with services due to the migration of IT infrastructure to the cloud within the “Journey to Cloud” project; and (ii) hiring specialized services from consulting firms for recurring projects. In 2021, G&A grew by 15.8% YoY, mostly due to the same factors above.

Cost of Goods Sold (COGS) fell by 22.4% YoY in 4Q21, following the Product Revenues decrease, related to the lower volume of handsets sold, despite an increase in the higher value product mix. In the twelve months of 2021, COGS fell by 3.3% YoY due to the same reasons previously mentioned.

In 4Q21, Provisions for Doubtful Accounts (Bad Debt) grew by 20.1% YoY, totaling R$ 117 million and representing 1.7% of TIM’s Gross Revenue. The performance is mainly due to: (i) the recognition of bad debt with a specific Wholesale customer; and (ii) an exceptional collection curve in the second half of 2020. The Company follows its strategy to become more efficient when acquiring customers and collecting and recovering the amount due. Bad Debt fell by 1.5% YoY in the year, partially due to the same reason described in the item (i) above, reaching 2.1% over the Gross Revenue (vs. 2.3% in 2020).

Other Operating Expenses (Revenues)[7] fell by 14.3% YoY in 4Q21, mainly due to lower expenses from losses on civil lawsuits. This line corresponded to 2.7% over the normalized total Costs and Expenses (vs. 3.2% in 4Q20). In the year, the line fell by 19.7% YoY, largely due to the same factor above.

Subscriber Acquisition Costs (SAC = subsidy + commissioning + advertising expenses) totaled R$ 63.9 per gross addition in 4Q21, up by 36.4% YoY, due to higher commission expenses from: (i) positive net additions in the Postpaid segment; and (ii) the migration of customers to higher-value segments. In the year, SAC reached R$ 58.9 per gross addition, up by 28.9% YoY, due to the same reasons seen in the quarter, in addition to higher advertising expenses in 1H21.

The SAC/ARPU ratio (payback per client) grew YoY, reaching 2.3 months from 1.7 months in 4Q20.

[4] Network and Interconnection had a positive non-recurring impact totaling R$ 4.3 million in 4Q21, related to expenses with consulting firm for the project of acquisition of Oi mobile assets.

[5] I-Systems was created in partnership with IHS Brasil in November 2021 as an open provider open provider of optic fiber infrastructure. The transaction included the selling of 51% stake to the new partner through the payment of R$ 1.1 billion to TIM and the allocation of R$ 600 million into I-Systems' cash.

[6] General and Administrative Expenses were positively impacted by a non-recurring item of R$ 34.8 million in 4Q21, R$ 7.7 million in 3Q21 and R$ 13.7 million in 2Q21 related to specialized legal and administrative services.

[7] Other Operating Expenses (Income) recognized a negative non-recurring impact totaling R$ 782.2 million in 4Q21, from the sale of the control over the investment in the company I-Systems, and a positive non-recurring impact totaling R$ 2.6 million in 1Q20, due to adjustments to the sale-leaseback agreement of the towers.

7

FROM EBITDA TO NET INCOME

* EBITDA normalized according to the items in the Costs section (-R$ 743.1 million in 4Q21, +R$ 7.7 million in 3Q21, +R$ 13.7 million in 2Q21 and +R$ 2.6 million in 1Q20). Net Income normalized by: impact from deferred and current taxes over the revenue generated through the I-Systems transaction (+R$ 509.2 million in 4Q21), tax credit and other effects (-R$ 13.3 million in 4Q21, -R$ 526.8 million in 3Q21 and -R$ 4.6 million in 2Q21).

Normalized EBITDA[8] (Earnings before Interest, Taxes, Depreciation and Amortization)

DEPRECIATION AND AMORTIZATION (D&A) / EBIT

D&A grew by 4.1% YoY, explained by increased Depreciation of tower infrastructure and rights of use related to larger lease agreement base, partially offset by lower software Amortization. In the twelve months of 2021, D&A grew by 3.0% YoY, totaling R$ 5,692 million, mainly due to the previously mentioned reasons and Depreciation of 4G transmission equipment.

4Q21 Normalized EBIT remained nearly stable, up by 0.03% YoY, reflecting the EBITDA growth though affected by the higher D&A. In the year, Normalized EBIT totaled R$ 3,034 million, up by 6.7% YoY.

[8] EBITDA normalized according to items in the “Operating Costs and Expenses” section.

8

NET FINANCIAL RESULTS

4Q21 Net Financial Result was negative by R$ 180 million, down by approximately R$ 136 million vs. 4Q20. This difference is mainly explained by the net result between:

(i)	Higher financial revenue from: (1) increased revenue from interest on financial investment, reflecting a higher basic interest rate and higher cash generation (Selic reached 9.25% in the end of the year); (2) partially offset by impact from the accounting of mark-to-market of subscription bonus related to the C6 Bank capital recorded in the fourth quarter (1.4% in 4Q20 vs. 0.7% 4Q21);

(ii)	Higher financial expense explained by: (1) higher volume of interest and costs related to new loans and financing – due to the addition of new financial debts in the year to finance future obligations related to Oi’s mobile assets acquisition and obligations with the frequency auction; and (2) higher volume of interest on leases amid an increase of the inflation rates.

In the year, the Net Financial Result was negative by R$ 653 million, compared to -R$ 807 million in 2020, as a result of the same elements mentioned above and a higher sum of bonuses that gives the Company rights in the share subscription of C6 Bank capital vs. 2020 (4.08% in 2021 vs. 1.4% in 2020).

INCOME TAX AND SOCIAL CONTRIBUTION

In 4Q21, the Reported Income Tax and Social Contribution totaled -R$ 549 million compared to R$ 83 million in 4Q20. This decrease is mainly explained by the non-recurring effects mentioned previously related to the I-Systems transaction – deferred and current taxes over the generated revenue, -R$ 509.2 million in 4Q21 (Note 1 of the Financial Statements). In the Normalized view, IR/CSLL totaled -R$ 54 million compared to R$ 81 million YoY – a decrease mainly due to the lower distribution of IoE in 4Q21 (R$ 560 million) compared to 4Q20 (R$ 1,083 million).

In the Normalized view, the effective rate was -6.5% in 4Q21 vs. 8.5% in 4Q20. In 2021, the effective rate was -7.6% vs. -8.2% in 2020, mainly explained by the increased use of tax benefits in 2021.

NET INCOME[9]

[9] Net Income normalized according to items in the “From EBITDA to Net Income” section.

9

CASH FLOW, DEBT AND CAPEX

* EBITDA normalized according to the items in the Costs section (-R$ 743.1 million in 4Q21, +R$ 7.7 million in 3Q21, +R$ 13.7 million in 2Q21 and +R$ 2.6 million in 1Q20). Normalized Capex excludes the impacts related to the acquisition of the frequency auction licenses (R$ 3,585 million in 4Q21).

** Effects of 5G acquisition with no cash impact (Note 40 of the Financial Statements).

[10]

In 4Q21, Normalized EBITDA-Capex was R$ 1,194 million, up by 30.3% YoY, with Normalized EBITDA-Capex over Net Revenues reaching 24.9%. In 2021, Normalized EBITDA-Capex totaled R$ 4,356 million.

Excluding the leases effects from these indicators, in 4Q21, Normalized EBITDA-AL (After Lease) totaled R$ 1,926 million, and Normalized EBITDA-AL-Capex totaled R$ 671 million (+40.4% YoY). In 2021, Normalized EBITDA-AL-Capex totaled R$ 2,385 million, a drop of 13.8% compared to 2020.

The delta of R$ 902 million between Normalized OFCF and Reported OFCF is mainly due to the amount tied to the license acquired at the last Auction (R$ 843 million) having a financial debt characteristic, since it is indexed by Selic, so it was considered in the financing flow. Regarding the obligations to EAF and EACE (R$ 2,682 million), they are indexed by the IGP-DI inflation index, as defined in the auction notice. Therefore, these obligations have the characteristic of commercial commitment and then impact the operational flow.

CAPEX

* Normalized Capex excludes the impacts related to the acquisition of the frequency auction licenses (R$ 3,585 million in 4Q21).

Excluding the non-recurring effect of the frequency auction, balance totaled R$ 1,255 million in 4Q21, down by 14.2% vs. 4Q20, mainly due to an acceleration in the rollout during 1Q21 and 2Q21, unlike what happened in 2020, when the Company had to postpone infrastructure projects to the last quarter due to the pandemic. Total Capex for the quarter, including the frequency auction, was R$ 4,840 million.

In the year, Normalized Capex, excluding the impacts of the auction, totaled R$ 4,382 million, up by 12.6% YoY, explained by the projects related to the preparation of infrastructure for the integration with Oi's mobile assets. In 2021, Total Capex, including auction impacts, reached R$ 7,966 million.

[10] Operating Free Cash Flow with EBITDA and Capex normalized as indicated in their respective sections.

10

CHANGE IN WORKING CAPITAL

In this quarter, Change in Working Capital was positive by R$ 520 million, with the balance remaining stable in comparison with the 3Q21. Nonetheless, down by 56.0% compared to the same period in the last year, mainly due to a higher impact on suppliers (the variation in suppliers went from R$ 955 million in 4Q20 to R$ 611 million in 4Q21), which last year was benefited by lower costs in 2Q20 and by the delay in projects due to the pandemic. In 2021, the Change in Working Capital was positive by R$ 1,007 million, an improvement when compared to the R$ 159 million in 2020.

Besides, the total remaining balance of around R$1 billion (including late payment interest) related to the Fistel (TFF) of 2020 and 2021 remains on hold with no defined date for payment (Note 21 of the Financial Statements), thus benefiting the Working Capital dynamics.

DEBT AND CASH

Debt Profile

Normalized Debt (post-hedge) in 4Q21 totaled R$ 13,520 million, up by R$ 3,262 million YoY. The total includes: (i) recognition of lease totaling R$ 8,820 million (related to the sale of towers, LT Amazonas project and lease agreements with terms exceeding 12 months, as established by IFRS 16 rule); (ii) bank debt totaling R$ 3,845 million; (iii) hedging derivatives[11] position totaling R$ 11 million (excluding the effects of C6 Bank); and (iv) impact related to 4G and 5G frequencies licenses auction in the amount of R$ 843 million.

11

The financing (post-hedge) totaled R$ 3,845 million at the end of December. The average cost of debt, excluding leases and licenses, was 9.5% p.y. in the quarter, an increase when compared to 2.5% p.y. in 4Q20, affected by the higher CDI in the period.

Following the Company’s financing program, approved by TIM’s Board of Directors in March 2021, to acquire Oi’s mobile assets, throughout 2021, the Company raised R$ 3.0 billion in new debt:

(i)	In April 2021, two contracts were signed totaling R$ 1,072 million, both with foreign banks;

(ii)	In June 2021, the Company finished settling the second debenture issuance totaling R$ 1.6 billion, maturing in June 2028. This was the first debenture offering in the Company’s history to consider ESG aspects, benefiting the society and the environment, in addition to supporting the achievement of the Company’s Strategic Plan goals;

(iii)	In November 2021, a new contract was signed with BNDES, totaling R$ 390 million.

At the end of the quarter, Cash and Securities totaled R$ 9,797 million, up by R$ 5,151 million YoY.

The average cash yield reached 8.8% p.y. in 4Q21, up by 6.4 p.p. compared to 4Q20, due to the latest increases in the Selic rate and a better resources allocation.

[11] The derivatives position is also composed by the subscription bonus in the C6 Bank’s capital, as described in the Note 37 of the Financial Statements.

12

Quarterly Events and Subsequent Events

RESULTS OF THE 4G AND 5G FREQUENCY AUCTION

On November 4 and 5, 2021, the 4G and 5G frequency auction was carried out by Anatel. TIM won a total of 11 lots in the 3.5 GHz, 2.3 GHz and 26 GHz frequencies, with a total offered value of R$ 1.05 billion.

The bands acquired have a set of obligations that must be met with financial contributions or by the construction of mobile and fixed network infrastructure. For more details on each band’s obligations, go to the Notice to the Market released by TIM on November 5, 2021.

CLOSING OF THE TRANSACTION BETWEEN IHS BRASIL AND I-SYSTEMS

On November 16, 2021, TIM S.A. (“TIM”) and IHS Fiber Brasil - Cessão de Infraestruturas Ltda. (“IHS Brasil”), after the regulatory authorizations of Anatel and Cade, concluded the transaction to acquire, by IHS Brasil, an equity interest in I-Systems Soluções de Infraestrutura S.A. (“I-Systems”), Company incorporated by TIM to segregate network assets and provide infrastructure services. As a result of the transaction closing, IHS Brasil now holds 51% of the share capital of I-Systems, with the remaining 49% under TIM’s control.

I-Systems starts operating with approximately 15,000 km of fiber in a secondary network, covering around 6.4 million homes (homes passed), with 3.5 million in FTTH and 3.4 million in FTTC, which constitute the initial basis of assets transferred by TIM. The homes connected are approximately 700k, which I-Systems will provide TIM with operation and maintenance services. In addition, around 140 employees and other assets and contracts were transferred to I-Systems, all exclusively related to the perimeter of its activities.

With the acquisition, FiberCo was renamed as I-Systems and started its journey as an infrastructure vehicle with the mission of deploying, operating and maintaining last-mile infrastructure for broadband access to be offered in the wholesale market, having TIM as an anchor customer.

PAYMENT OF INTEREST ON SHAREHOLDERS’ EQUITY

On December 15, 2021, TIM S.A. announced that its Board of Directors approved the distribution of R$ 560 million as Interest on Shareholders’ Equity (“IoE”). The payment was made on January 25, 2022 and December 20, 2021 was used to identify the shareholders entitled to receive such payment. Thus, the shares acquired after that date were ex-Interest on Shareholders’ Equity rights. By the end of 4Q21, TIM’s distribution totaled R$ 1,047.5 million.

TIM ELECTS NEW CEO

On January 31, 2022, the Company’s Board of Directors announced Mr. Alberto Mario Griselli to replace Mr. Pietro Labriola as CEO and member of the Board. Mr. Griselli, who since July 2019 has held the position of Chief Revenue Officer (CRO) of the Company, has a degree in Electronic Engineering from La Sapienza University in Rome and an FMBA from Columbia University. With more than 20 years of experience in telecommunications, he has held relevant positions such as Vice President for Latin America at TIMwe, a global supplier of mobile engagement solutions for telecom operators, and Managing Director for Latin America at Value Partners, a management consulting firm.

13

Operating and Marketing Performance

MOBILE SEGMENT:

GENERAL MARKET

The mobile market grew by 1.2% YoY at the end of 2021, reinforcing the positive expansion of the base in the last quarter. In the past 12 months, postpaid net additions reached 16.7 million users, with 58% from human postpaid lines. Prepaid reached 4.1 million new lines.

TIM

TIM closed 4Q21 totaling 52.1 million users, reporting a slight 1.2% increase in the period.

In 4Q21, the Postpaid base reported 22.9 million lines (+4.7% YoY). This segment mix represents 44% over total basis, +1.5 p.p. YoY. The net additions of the last 12 months accumulated a positive balance of more than 1.0 million new lines. The postpaid monthly churn rate remains at the lowest levels (1.7% in 4Q21), as recorded in recent quarters.

At the end of the quarter, Human Postpaid reached 18.9 million lines (+4.7% YoY), with net additions of 847k lines in the last 12 months.

M2M base reached 4.0 million users in 4Q21, an increase of 5.0% compared to the same period last year. .

In 4Q21, the Prepaid base had 29.2 million lines, down by 1.4% YoY. The segment’s base accumulates 403k disconnections in the last 12 months. The segment is the most impacted by the deterioration of the economy, mainly in the last two years.

The 4G base ended the quarter with 46.3 million users, accelerating and keeping a double-digit growth (+10.2% YoY).

14

FIXED SEGMENT:

TIM Live ended 4Q21 with 685k connections, maintaining its growth pace (+6.1% YoY). In the last 12 months, net additions reached approximately 40k lines, with the FTTH base as the main lever. Higher-value plans, with speed above 100 Mpbs, continue to gain more relevance, reaching a 62% share of the total base in the quarter.

Despite limiting the access to new markets, FTTH network coverage continued to grow, prioritizing the consolidation of already active clusters. Thus, total homes passed with fiber grew by 29.0% YoY, operating in 28 cities and 7 administrative regions of the Federal District.

15

Customer Platform and Mobile Advertising

Since last year, TIM has been developing an innovative Customer Platform strategy that aims to monetize the Company’s customer base. Two business models enable this initiative:

(i)   Commercial Partnerships with direct compensation for the sales of advertising and data intelligence – serving brands seeking to increase awareness and consideration, lead generation, apps install, product sales, account opening, service subscription, consumer surveys and 1st party data enrichment. The main tools used are TIM Ads and TIM Insights.

(ii)  Strategic Partnerships to achieve the same goals above, exponentially in a record time. In this model, in addition to TIM Ads and TIM Insights, we use the TIM brand to endorse the partners’ brand (e.g. “TIM’s Official Bank”, “TIM’s Official Digital Graduation”) and encourage consumers to join the partner brand with an exclusive GB bonus offer. We communicate in all touch points, including Meu TIM, Stories, In App Push Notification, and include the partnership within TIM's core commercial offers for the market and release it on TV, OOH and Internet. We also engage TIM's commercial capillarity in its points of sale in the 1,000 best commercial locations in Brazil, 200,000 non-exclusive points of sale and, finally, we pay 8,000 sellers for the success of the partnership. In this model, TIM's remuneration is linked to the partnership success and is composed of a CAC fee in R$ and an equity stake.

Within this strategy, some verticals were ranked as great opportunities for having a more direct connection with mobile services and for having a higher valuation than telecom companies. Below are details of the verticals in which we are already operating.

TIM ADS AND TIM INSIGHTS

With more than 500 datapoints per user, TIM Insights has proven to be a powerful tool to identify the clusters concerned on digital services in various industries, such as Financial Services, Education, Social Networks, Food & Beverage, Retail, Consumer Goods, etc.

With more than 29 million customers with OptIns, TIM Ads provides advertising awareness and performance in several forms such as text, image, gif and, mainly, video in TIM's traditional channels, as well as in applications such as Meu TIM, TIM +Vantagens, TIM Fun and TIM News. In addition, it works as a platform for app installing, generating qualified leads, consumer surveys, 1st party data enrichment and brand lift measurement.

In the fourth quarter of 2021, the average number of active users per month on TIM's apps and advertising platforms surpassed 27 million and the number of impressions in all formats exceeded 1.2 billion.

In all, revenues from advertising and data intelligence reached around R$ 36 million in the year.

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FINANCIAL SERVICES

In March 2020, the Company concluded the negotiation with C6 and, as of April 2020, launched exclusive offers for TIM customers who opened C6’s bank accounts and used its services. As compensation in this contract, TIM gets a commission per activated account and the option to obtain an interest in the bank as we reach active account targets. The percentage of shares received for each target achieved varies throughout the contract, with the initial slots being more advantageous for TIM due to the greater effort required to take off a new digital company.

The partnership with C6 ended 4Q21 with another record number of active accounts, reaching the next level of equity interest, 4.08%. In revenues, the partnership generated more R$ 83 million for TIM in 2021.

Despite project's success, due to divergences between the partners, an Arbitration Procedure was instituted, as described in the Note 27 of the Financial Statements.

DIGITAL EDUCATIONAL SERVICES

In July 2021, following the strategy adopted with C6, the Company concluded the negotiation with Anhanguera Educacional Participações S.A., a subsidiary of Cogna Educação S.A (“Cogna”), establishing a strategic partnership to develop offers with special benefits for distance learning through the Ampli platform.

Besides the partnership announced, the Company launched exclusive offers for customers enrolled in the platform’s courses, and TIM customers begin to get discounts on selected courses.

As in the partnership with C6, TIM is paid through a commission and interest in AmpliCo., which may reach up to 30% of its capital – the subscription of shares was approved by Cade in September 2021. It should also be noted that the calculation of subscription rights will take place annually.

In 4Q21, there was an almost 2x increase in the number of clients enrolled in undergraduate courses vs. 3Q21. At the end of 2021, the partnership reached over 50k users enrolled in undergraduate courses and open courses.

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Infrastructure

For another quarter, the TIM reinforces its commitment to the enhancement of its services and continuous quality improvement to ensure the best user experience for its customers. Focus on the expansion and improvement of its network infrastructure remains a pivotal pillar in our business plan.

At the end of 2021, TIM achieved the best score in “video and video calling experience” in the report issued by OpenSignal[12] in partnership with Anatel. The Company scored 66 points in video and video calling experience (rated as “very good”), in a range from 0 to 100, above other major telcos in the industry. According to the report, the video experience calculation directly measures video streaming on user terminals, using an ITU-based approach that considers criteria such as image quality, loading time, and crash rate on 3G and 4G networks.

Furthermore, in the report, TIM once again confirmed the superior quality of its network, standing out once more as leader in 4G availability. This means that TIM clients used 4G network more frequently – approximately 90% of their time online.

The other Network and Quality highlights for this quarter and the year were:

(i)   Maintaining growth pace of 4G coverage, which is Company's strategic objective, as part of its both commitments with Anatel (TAC) and the ESG debenture issued in the second quarter of the year;

(ii)  Participating in the 4G and 5G frequencies auction, obtaining the main spectrum bands: acquisition of 3.5GHz, 2.3GHz and 26GHz frequencies lots;

(iii) The evolution of our IT platform with 44% of all workload already migrated in 9 months of the project: migration of more than 3,500 servers to the cloud in the year, including all of our CRM, big data structure and billing platform, preparing the environment for Oi’s mobile assets;

(iv) Constantly qualifying our customer service and relationship channels:

1.    In the 2021 annual comparison, the Company recorded: (a) 30% drop on attendance time (caring) in the assisted channels (CRC and Sales); (b) 15% increase on automatic attendance via cognitive IVR; (c) Meu TIM app as the top-rated customer service app in Brazil among telcos (4.4 score in the Play Store);

[12] Article published by Telesíntese (December 15, 2021).

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2.	TIM also led in Anatel’s 2021 Demands Satisfaction Ranking, which analyzes companies’ customer service on receiving and solving demands, reinforcing the Company’s strategy to improve its customer experience. Moreover, TIM was the telco with the highest YoY drop in Anatel’s complaints index for the 4Q21 – reaching a 45% drop compared to 4Q20, especially in the Prepaid segment, which fell by 55% - and for the 2021 result – recording a 32% drop in the volume of complaints vs. 2020;

3.	In the same way as the previous item, the TIM Group was classified as the “least complained” among the companies listed in the PROCONs integrated to SINDEC in 2021, reaching 28% drop compared to 2020;

4.	Additionally, TIM was the first operator to adopt the PIX payment method, recording in 2021 more than 11.5 million invoices paid in 12 months since its implementation. Currently, around 80% of the Company’s customer base pays its bills through digital channels, with 13% of them via PIX.

Below are the details of the evolution of our mobile and fixed networks:

* Includes the following locations: Rio de Janeiro (RJ), São Gonçalo (RJ), Nilópolis (RJ), Nova Iguaçu (RJ), São João do Meriti (RJ), Duque de Caxias (RJ), São Paulo (SP), Mauá (SP), Poá (SP), Suzano (SP), Francisco Morato (SP), Franco da Rocha (SP), Diadema (SP), Guarulhos (SP), Taboão da Serra (SP), Salvador (BA), Lauro de Freitas (BA), Camaçari (BA), Feira de Santana (BA), Recife (PE), Olinda (PE), Jaboatão dos Guararapes (PE), Paulista (PE), Goiânia (GO), Aparecida de Goiânia (GO), Anápolis (GO), Manaus (AM), Belo Horizonte (MG), Betim (MG), Contagem (MG), Taguatinga (DF), Samambaia (DF), Ceilândia (DF), Águas Claras (DF), Guará (DF), Candangolândia (DF) and Gama (DF).

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Environmental, Social & Governance

ESG JOURNAY

TIM is pioneer in ESG (Environmental, Social & Governance) matters in the Brazilian Telecommunications sector. For 14 years, the Company has been part of the B3 Sustainability Index Portfolio (ISE-B3), being the Company in the segment included in the index for the longest time. In February 2022, TIM was recognized as one of the most sustainable companies in the world by S&P Global ESG, the organization responsible for the Dow Jones Sustainability Index (DJSI). The Company was included in the 2022 Sustainability Yearbook due to the evolution of its performance in the DJSI submission process, with a 24% growth.

With goals, commitments and adherence to various initiatives linked to gender, race, LGBTI+ people, generation, among others, TIM has become one of the leaders in promoting diversity and inclusion. In 2021, it was the first Brazilian operator to integrate the Refinitiv Diversity & Inclusion Index, becoming the Brazilian and telecom benchmark worldwide. It also became part, in 2022, of the Bloomberg Gender-Equality Index, which brings together 418 companies from 45 countries, with 13 from Brazil.

Recognized with the Top Employers certificate, TIM is also consolidated as one of the best HR practices. The certification results from an independent audit by the Top Employer Institute, an international institute with 30 years of experience in 120 countries.

Throughout 2021, TIM continued to focus on meeting ESG Plan goals, as shown in the 4Q21 highlights below.

ENVIRONMENTAL

o	By the end of 2021, the Distributed Generation project totaled 46 active plants, which together with the purchase of energy in the free market made it possible to reach 83% renewable energy of total consumption (79% in the annual average). With the acquisition of renewable energy certificates for consumption in the National Interconnected System (“SIN”), TIM reached the 100% renewable energy mark;
o	Achieved 96% eco-efficiency in data traffic (monitored in bit/Joule);
o	Reduced indirect emissions by 153% (scope 2)[13] and by 94% scope 1 and scope 2 emissions;
o	In December 2021, it totaled 1,766 biosites installed. Besides becoming a solution to reduce the number of antennas and towers reducing the visual and urban impact, these structures can add other functions, such as public lighting and security cameras;
o	Committed to the goal of becoming a carbon-neutral company by 2030, TIM improved its performance in CDP, moving its score from B- (2020) to B (2021);
o	It is part of B3’s Carbon Efficient Index, a portfolio of companies that release greenhouse gas inventories and demonstrate commitment to climate change, and also of the ICDPR-70, CDP Brazil Climate Resilience Index;
o	As a TIM Group, it has joined the Science-Based Target (SBTi) initiative, in the search for the best practices on reducing and neutralizing GHG emissions;
o	It has been certified in ISO 9001, since 2000 and ISO 14001, since 2010.

[13] TIM exceeded the goal of reducing GHG emissions by 100% compared to 2019, reaching the percentage of -153% through distributed generation projects, contracting in the free energy market and offsetting the portion acquired from the National Interconnected System (“SIN”) with the acquisition of renewable energy certificates.

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SOCIAL

o	TIM increased the number of black people in its workforce by 36% and the percentage of women in leadership positions by 34%;
o	The goal of bringing 4G connectivity to all municipalities in Brazil by 2023 reached 85% coverage in December 2021. In the Northeast region, the states of Alagoas, Ceará, Paraíba, Pernambuco and Rio Grande do Norte ended the year with 100% coverage;
o	In the month of Black Consciousness (“Consciência Negra”), TIM ratified its participation in the Business Coalition for Racial and Gender Equality (“Coalizão Empresarial para Equidade Racial e de Gênero”). The operator is committed to having at least 40% of black people in its professional staff by 2023;
o	In October, TIM joined the Gerações e Futuro do Trabalho Forum, an initiative that brings together companies committed to the inclusion of professionals of different ages in the market;
o	As part of its commitment to promoting an increasingly inclusive, safe and discrimination-free environment, TIM launched in November the program Respeito Gera Respeito, containing new guidelines, educational actions and internal and external initiatives to promote environments and relationships free from discrimination and violence;
o	Instituto TIM and TIM joined the NGO One By One to promote more mobility and opportunities for children and young people with disabilities. In December a volunteer action took place with TIM’s employees focusing on ending the queue for wheelchairs at the entity. The Company is committed to multiplying the amount donated by employees to achieve the goal;
o	The fourth edition of TIM Talks Experience addressed issues such as 5G, cloud, artificial intelligence, ESG and data privacy. As in previous years, the event was open to society and broadcasted on TIM’s website and YouTube;
o	TIM is a signatory to the UN Women’s Empowerment Principles (WEP) and is part of the Business Coalition for Racial and Gender Equity.

GOVERNANCE

o	In compliance to the goal of halving the number of customer complaints at Anatel, compared to 2019, TIM achieved an 44% drop in December 2021;
o	For the 14th year, TIM is listed in the B3/Bovespa Corporate Sustainability Index portfolio, maintaining its position as a telecommunications company listed for the most consecutive years in the index. In this cycle, ISE made several changes to its methodology, including reputational risk and the Carbon Disclosure Project (CDP) score as classification criteria. In addition, it started to adopt segmented questionnaires and present general and segment notes to increase further transparency of companies that are more advanced in the ESG agenda;
o	TIM ranked seventh place in the sustainability ranking of Resultante ESG consultancy, a firm specialized in ESG, research and education for planning and risk analysis;
o	TIM was chosen as the best operator in the 18th edition of IstoÉ Dinheiro magazine’s award As Melhores da Dinheiro;
o	TIM won 5 golds in the 2021 ABT Award for its customer relationship actions;
o	TIM was the operator with the highest level of satisfaction among consumers, according to Anatel’s ranking;
o	In the 5G Auction, promoted by Anatel, TIM acquired 11 lots, worth R$ 1.05 billion, managing to obtain frequencies in all planned bands;
o	Since 2011, the Company is listed in Novo Mercado segment, B3’s highest governance level;
o	It was the first and so far the only telecommunications operator named as a Pró-Ética company by the Brazilian Office of the Comptroller General (“CGU”);

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o	The first operator to achieve ISO 37001 certification, which indicates the safety and effectiveness of the anti-bribery management system.

To access the ESG quarterly report, please go to: ESG Quarterly Report

Disclaimer

The consolidated financial and operating information disclosed in this document, except where otherwise indicated, is presented in accordance with the International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$), in compliance with the Brazilian Corporate Law (Law 6,404/76). Comparisons refer to the fourth quarter 2021 (“4Q21”) and full year 2021, except when otherwise indicated.

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words “anticipates”, “believes”, “estimates”, “expects”, “forecasts”, “plans”, “predicts”, “projects”, “targets” and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company’s future operating results may differ from current expectations and readers of this report should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

Investor Relations Contacts

Telephone Number: (+55 21) 4109-3360 / 4112-6048

E-mail: ri@timbrasil.com.br

Investor Relations Website: ri.tim.com.br

Attachments

Attachment 1: Balance Sheet

Attachment 2: Income Statement

Attachment 3: Cash Flow Statement

Attachment 4: Operating Indicators

The Complete Financial Statements, including the Explanatory Notes, are available on the Company's Investor Relations website.

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Attachment 1

TIM S.A.

Balance Sheet

DESCRIPTION	4Q21	4Q20	% YoY	3Q21	% QoQ
R$ million					
ASSETS	**49,819**	**41,654**	**19.6%**	**43,979**	**13.3%**
CURRENT ASSETS	**15,398**	**10,412**	**47.9%**	**12,611**	**22.1%**
Cash and cash equivalents	5,229	2,575	103.0%	4,068	28.5%
Marketable securities	4,568	2,070	120.6%	3,305	38.2%
Trade accounts receivable	3,067	3,052	0.5%	2,709	13.2%
Inventories	203	247	-17.9%	231	-12.4%
Recoverable indirect taxes, fees and contributions	355	374	-5.2%	375	-5.6%
Recoverable direct taxes, fees and contributions	1,312	1,421	-7.7%	1,265	3.7%
Prepaid expenses	275	150	83.7%	264	4.3%
Derivative financial instruments	134	263	-48.9%	69	94.9%
Leases	30	5	461.5%	29	3.0%
Other assets	226	254	-11.2%	297	-23.9%
ASSETS HELD FOR SALE	**-**	**-**	**n.a.**	**2,235**	**n.a.**
NONCURRENT	**34,421**	**31,243**	**10.2%**	**29,133**	**18.2%**
Noncurrent assets	**3,926**	**4,115**	**-4.6%**	**4,435**	**-11.5%**
Marketable securities	12	7	63.0%	9	29.2%
Accounts receivable	186	129	44.6%	133	40.1%
Indirect recoverable taxes	905	857	5.7%	875	3.4%
Direct recoverable taxes	730	1,277	-42.8%	1,026	-28.8%
Deferred income and social contribution taxes	537	551	-2.5%	875	-38.6%
Judicial deposits	719	795	-9.6%	727	-1.1%
Prepaid expenses	83	74	13.0%	82	1.2%
Derivative financial instruments	522	239	117.9%	478	9.1%
Leases	213	157	35.8%	212	0.7%
Other assets	19	30	-37.0%	18	7.4%
Permanent Assets	**30,495**	**27,128**	**12.4%**	**24,698**	**23.5%**
Investment	1,602	-	n.a.	-	n.a.
Property, plant and equipment	18,308	18,101	1.1%	17,453	4.9%
Intangible assets	10,585	9,027	17.3%	7,245	46.1%
LIABILITIES	**49,819**	**41,654**	**19.6%**	**43,979**	**13.3%**
CURRENT LIABILITIES	**10,611**	**8,302**	**27.8%**	**6,830**	**55.4%**
Loans and financing	538	1,689	-68.1%	534	0.8%
Derivative financial instruments	195	7	2578.8%	140	39.3%
Lease liabilities	1,270	1,055	20.4%	1,249	1.7%
Suppliers	3,267	3,129	4.4%	2,653	23.1%
Salaries and related charges	303	273	11.2%	326	-6.9%
Indirect taxes, charges and contributions	1,419	936	51.6%	1,288	10.1%
Direct taxes, charges and contributions	245	296	-17.3%	119	106.3%
Dividends and interest on shareholders' equity payable	534	539	-0.9%	176	202.9%
Authorizations payable	2,630	103	2465.8%	132	1893.0%
Deferred revenues	197	266	-26.0%	198	-0.5%
Other liabilities	13	10	34.5%	15	-15.7%
LIABILITIES RELATED TO ASSETS HELD FOR SALE	**-**	**-**	**n.a.**	**366**	**n.a.**
NON CURRENT LIABILITIES	**14,101**	**10,170**	**38.7%**	**12,141**	**16.1%**
Loans and financing	3,307	656	404.4%	2,881	14.8%
Derivative financial instruments	14	29	-51.7%	28	-50.3%
Lease liabilities	7,794	7,324	6.4%	7,264	7.3%
Authorizations to pay	1,251	233	437.0%	216	480.4%
Indirect taxes, charges and contributions	3	3	5.5%	3	2.3%
Direct taxes, charges and contributions	13	212	-93.8%	14	-6.1%
Provision for legal and administrative proceedings	961	887	8.3%	959	0.2%
Pension plan and other postemployment benefits	6	7	-11.6%	7	-11.6%
Deferred revenues	689	755	-8.8%	705	-2.3%
Other liabilities	62	63	-1.2%	64	-3.4%
SHAREHOLDERS' EQUITY	**25,107**	**23,183**	**8.3%**	**24,642**	**1.9%**
Capital	13,478	13,478	-	13,478	-
Capital reserves	402	397	1.2%	402	-0.2%
Income reserves	11,237	9,317	20.6%	9,317	20.6%
Equity valuation adjustments	(4)	(5)	-11.6%	(5)	-11.6%
Treasury stocks	(5)	(5)	0.4%	(5)	-10.8%
Net Income for the period	-	-	n.a.	1,454	n.a.

PS: Accounting of Fiscal Incentive Reserve changed from Capital reserves to Income reserves.

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Attachment 2

TIM S.A.

Income Statement

DESCRIPTION	4Q21	4Q20	% YoY	3Q21	% QoQ	2021	2020	% YoY
Reported	R$ million								
	Net Revenues	**4,799**	**4,678**	**2.6%**	**4,512**	**6.4%**	**18,058**	**17,268**	**4.6%**
	Services Revenues	**4,620**	**4,441**	**4.0%**	**4,382**	**5.4%**	**17,497**	**16,665**	**5.0%**
	Mobile Service	**4,323**	**4,164**	**3.8%**	**4,096**	**5.6%**	**16,349**	**15,610**	**4.7%**
	Client Generated	3,914	3,838	2.0%	3,706	5.6%	14,843	14,351	3.4%
	Interconnection	135	136	-0.3%	131	3.1%	533	528	0.9%
	Customer Platform*	37	15	150.0%	38	-2.2%	119	15	714.3%
	Others	238	176	35.2%	220	7.8%	853	717	19.1%
	Fixed Service	**296**	**277**	**7.1%**	**287**	**3.4%**	**1,147**	**1,054**	**8.8%**
	of which TIM Live	188	172	9.4%	179	4.9%	720	628	14.7%
	Products Revenues	**180**	**237**	**-24.3%**	**130**	**38.5%**	**561**	**603**	**-6.9%**
	Operating Expenses	**(1,607)**	**(2,325)**	**-30.9%**	**(2,353)**	**-31.7%**	**(8,599)**	**(8,926)**	**-3.7%**
	EBITDA	**3,192**	**2,353**	**35.7%**	**2,159**	**47.8%**	**9,459**	**8,342**	**13.4%**
	EBITDA Margin	66.5%	50.3%	16.2p.p.	47.9%	18.7p.p.	52.4%	48.3%	4.1p.p.
	Depreciation & Amortization	**(1,436)**	**(1,379)**	**4.1%**	**(1,404)**	**2.3%**	**(5,692)**	**(5,527)**	**3.0%**
	Depreciation	(1,014)	(945)	7.2%	(970)	4.5%	(3,952)	(3,689)	7.1%
	Amortization	(422)	(433)	-2.5%	(434)	-2.7%	(1,740)	(1,838)	-5.3%
	Equity in earnings	**(11)**	-	**n.a.**	-	**n.a.**	**(12)**	-	**n.a.**
	EBIT	**1,745**	**974**	**79.1%**	**755**	**131.0%**	**3,756**	**2,815**	**33.4%**
	EBIT Margin	36.4%	20.8%	15.5p.p.	16.7%	19.6p.p.	20.8%	16.3%	4.5p.p.
	Net Financial Results	**(180)**	**(44)**	**306.1%**	**(211)**	**-14.6%**	**(653)**	**(807)**	**-19.1%**
	Financial expenses	(560)	(280)	99.9%	(501)	11.8%	(1,745)	(1,233)	41.6%
	Financial income	378	240	57.5%	288	31.4%	1,092	432	152.6%
	Net exchange variation	2	(4)	n.a.	2	-22.3%	1	(7)	n.a.
	Income before taxes	**1,565**	**930**	**68.2%**	**544**	**187.5%**	**3,103**	**2,008**	**54.6%**
	Income tax and social contribution	(549)	83	n.a.	449	n.a.	(146)	(164)	-10.9%
	Net Income	**1,015**	**1,013**	**0.2%**	**993**	**2.3%**	**2,957**	**1,844**	**60.4%**
Normalized**	**Operating Expenses**	**(2,350)**	**(2,298)**	**2.3%**	**(2,345)**	**0.2%**	**(9,320)**	**(8,896)**	**4.8%**
	Personnel	(298)	(249)	19.6%	(290)	2.8%	(1,126)	(1,004)	12.2%
	Commercial	(758)	(766)	-1.1%	(813)	-6.8%	(3,135)	(3,010)	4.1%
	Network & Interconnection	(682)	(650)	4.8%	(710)	-4.0%	(2,797)	(2,613)	7.0%
	General & Administrative	(203)	(165)	22.6%	(157)	28.8%	(701)	(605)	15.8%
	Cost Of Goods Sold (COGS)	(229)	(294)	-22.4%	(174)	31.7%	(731)	(756)	-3.3%
	Bad Debt	(117)	(97)	20.1%	(143)	-18.4%	(545)	(553)	-1.5%
	Other operational revenues (expenses)	(64)	(74)	-14.3%	(57)	12.4%	(284)	(354)	-19.7%
	EBITDA	**2,449**	**2,380**	**2.9%**	**2,167**	**13.0%**	**8,738**	**8,372**	**4.4%**
	EBITDA Margin	51.0%	50.9%	0.1p.p.	48.0%	3.0p.p.	48.4%	48.5%	-0.1p.p.
	Net Financial Results	**(180)**	**(44)**	**306.1%**	**(211)**	**-14.6%**	**(653)**	**(807)**	**-19.1%**
	Income tax and social contribution	(54)	81	n.a.	(78)	-31.6%	(182)	(166)	9.1%
	Net Income	**768**	**1,038**	**-26.0%**	**474**	**62.2%**	**2,200**	**1,871**	**17.6%**
	Total Normalized Items	247	(25)	n.a.	519	-52.4%	757	(27)	n.a.

* Reallocation of taxes between the Client Generated Revenue and Customer Platform lines, impacting these items since the beginning of 2021.

** EBITDA normalized according to the items in the Costs section (-R$ 743.1 million in 4Q21, +R$ 7.7 million in 3Q21, +R$ 13.7 million in 2Q21 and +R$ 2.6 million in 1Q20). Net Income normalized by: impact from deferred and current taxes over the revenue generated through the I-Systems transaction (+R$ 509.2 million in 4Q21), tax credit and other effects (-R$ 13.3 million in 4Q21, -R$ 526.8 million in 3Q21 and -R$ 4.6 million in 2Q21).

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Attachment 3

TIM S.A.

Cash Flow Statement

DESCRIPTION	4Q21	4Q20	% YoY	3Q21	% QoQ	2021	2020	% YoY
R$ million								
Initial Cash Balance	**4,068**	**2,125**	**91.4%**	**3,749**	**8.5%**	**2,575**	**2,285**	**12.7%**
Earnings Before Taxes Normalized*	822	957	-14.2%	552	48.9%	2,381	2,037	16.9%
Non recurring operating items	743	-	n.a.	(8)	n.a.	722	(30)	n.a.
Depreciation & Amortization	1,436	1,379	4.1%	1,404	2.3%	5,692	5,527	3.0%
Equity in earnings	11	-	n.a.	-	n.a.	12	-	n.a.
Gain on the sale transaction 51% I-Systems (former FiberCo)	(782)	-	n.a.	-	n.a.	(782)	-	n.a.
Provision for legal and administrative proceedings	55	77	-27.8%	53	5.0%	279	334	-16.5%
Monetary adjustments to deposits, administrative and legal proceedings	(4)	27	n.a.	25	n.a.	(28)	131	n.a.
Interest, monetary and exchange variations of borrowings and other financial adjustments	81	18	344.0%	71	14.5%	120	166	-27.8%
Lease interest payable	246	307	-19.7%	216	14.2%	858	911	-5.8%
Lease interest receivable	3	(11)	n.a.	8	-61.3%	-	(11)	n.a.
Provision for expected credit losses	117	97	20.1%	143	-18.4%	545	553	-1.5%
Others	43	(105)	n.a.	9	360.0%	69	(86)	n.a.
Decrease (increase) in operating assets	**(146)**	**(7)**	**1919.0%**	**(160)**	**-8.7%**	**248**	**941**	**-73.7%**
Trade accounts receivable	(521)	(165)	217.0%	(53)	883.9%	(583)	(390)	49.5%
Taxes and contributions recoverable	269	80	235.2%	(245)	n.a.	664	1,261	-47.3%
Inventory	29	(40)	n.a.	(5)	n.a.	44	(43.3)	n.a.
Prepaid expenses	(12)	116	n.a.	75	n.a.	(135)	21	n.a.
Judicial deposit	19	71	-73.0%	43	-55.6%	216	204	6.0%
Other current assets	71	(70)	n.a.	26	178.0%	42	(111)	n.a.
Increase (decrease) in operating liabilities	**466**	**990**	**-52.9%**	**497**	**-6.2%**	**(22)**	**(1,730)**	**n.a.**
Payroll and related charges	(22)	(14)	51.7%	55	n.a.	36	54	-33.8%
Suppliers	611	955	-36.0%	55	1016.2%	153	(819)	n.a.
Taxes, charges and contributions	(10)	145	n.a.	519	n.a.	367	(321)	n.a.
Authorizations payable	(1)	8	-113.8%	(2)	n.a.	(9)	(11)	n.a.
Payments for legal and administrative proceedings	(61)	(104)	-41.4%	(77)	-21.2%	(317)	(414)	-23.4%
Deferred revenues	(17)	31	n.a.	(16)	7.1%	(136)	(87)	55.5%
Other current liabilities	(34)	(32)	7.2%	(36)	-6.1%	(117)	(133)	-11.8%
Income tax and social contribution paid	31	(3)	n.a.	(39)	n.a.	(14)	(70)	-79.7%
Net Cash (used in) from operations	**3,123**	**3,699**	**-15.6%**	**2,773**	**12.6%**	**10,078**	**8,674**	**16.2%**
Capex**	(2,157)	(1,464)	47.4%	(897)	140.6%	(5,284)	(3,891)	35.8%
Marketable securities	(1,266)	(558)	126.9%	69	n.a.	(2,502)	(1,429)	75.1%
Cash from the sale of 51% I-Systems (former FiberCo)	1,096	-	n.a.	-	n.a.	1,096	-	n.a.
Others	(4)	1	n.a.	2	n.a.	-	27	-99.8%
Net cash used in investment activities	**(2,331)**	**(2,020)**	**15.4%**	**(826)**	**182.3%**	**(6,689)**	**(5,293)**	**26.4%**
New borrowing	390	-	n.a.	-	n.a.	3,062	1,800	70.1%
Repayment of borrowing	(48)	(70)	-31.5%	(1,013)	-95.3%	(1,711)	(1,807)	-5.3%
Interest paid - borrowing and financings	(44)	(10)	342.9%	(18)	140.0%	(79)	(73)	8.7%
Payment of financial lease	(319)	(248)	28.4%	(305)	4.5%	(1,180)	(928)	27.1%
Interest paid - leases	(219)	(197)	11.4%	(207)	5.5%	(833)	(794)	4.9%
Dividends and interest on shareholder's equity paid	(212)	(555)	-61.9%	(297)	-28.6%	(1,043)	(1,153)	-9.5%
Proceeds from financing for the 5G license acquisition	843	-	n.a.	-	n.a.	843	-	n.a.
Others	(22)	(147)	-84.8%	212	n.a.	205	(134)	n.a.
Net cash used in financing activities	**369**	**(1,228)**	**n.a.**	**(1,628)**	**n.a.**	**(735)**	**(3,089)**	**-76.2%**
Cash Flow	**1,161**	**(921)**	**-226.1%**	**318**	**264.6%**	**2,653**	**291**	**811.0%**
Final Cash Balance	**5,229**	**2,575**	**103.0%**	**4,068**	**28.5%**	**5,229**	**2,575**	**103.0%**

*EBIT normalized according to the items in the Costs section (-R$ 743.1 million in 4Q21, +R$ 7.7 million in 3Q21, +R$ 13.7 million in 2Q21 and +R$ 2.6 million in 1Q20).

** Effects of 5G acquisition with no cash impact (Note 40 of the Financial Statements).

25

Attachment 4

TIM S.A.

Operating Indicators

26

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: February 23, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer